

OFFERING MEMORANDUM

facilitated by



Xenia LA LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Xenia LA LLC
State of Organization	CA
Date of Formation	03/18/2019
Entity Type	Limited Liability Company
Street Address	500 1/2 N Genesee Ave, Los Angeles CA, 90036
Website Address	https://eatxenia.com/

(B) Directors and Officers of the Company

Key Person		Louis Maskin
Position with the Company		
	Title	Co-Founder
	First Year	2019
Other business experience (last three years)		**Co-Founder / Marketing Director** EAT NO EVIL LLC, LOS ANGELES, CA Co-founded strategic F&B creation, management, and consulting company. Eat No Evil identifies opportunity spaces and invades them with visionary, guest-

focused concepts across the restaurant and hospitality industries.

- [Xenia All Day](#) - Developed the brand identity, menu, marketplace positioning, customer segmentation, 5-year financial growth model, and market launch strategy. Launched as a "Ghost Brand" in Beverly Hills in July 2020, available on Postmates & DoorDash every Friday - Sunday evening. Find us on on IG [@EatXenia](#).

Senior Strategist / Marketing Director

THE CULINARY EDGE, SAN FRANCISCO, CA

Led a team of 5 strategists and chefs, overseeing all stages of brand and product innovation deliverables for national, global, and start-up clients including vision & goal alignment, research & ideation, prototyping, and market launch.

- HoneyBaked Ham - Developed an entirely new menu and guest experience for 400+ locations coinciding with the company [rebrand](#). Created customer profiles through P&L and PMIX analysis to better fulfill target guests' needs. Menu reinforced expertise in Ham, introduced entree salads and deli sides, and overhauled operations; increased lunch traffic by over 200% in test locations.

- [Leading 100+ unit salad chain] - Designed the strategic framework for a 5+ year plan to shift consumer behaviors to drive sales in new day parts, increase average check through attachment via new menu categories, and improve overall value perception through both menu and experiential design changes.

- Lawry's The Prime Rib - Led the company through the first menu and guest experience update since 1972. Analyzed 30+ years of AMEX dining profiles to understand Lawry's customers' spending habits. Menu reinforced Lawry's culinary leadership and sought to capture a new guest while preserving the classic prime rib experience. Launched with acclaimed reviews; has spiked traffic and monthly sales by over 20%.

- Starbucks - Participated in the conceptional and operational overhaul of Starbucks' national refrigerated grab n'go product, Mercato. Liaison between Starbucks corporate and culinary R&D team. Moved entire offering into a 1-day shelf life leading to top tier placement in the marketplace. Rolled out nationwide in 2019; grew test store grab n'go sales up 300%.

- Select additional clients - AMC, Aramark, Disney, Gensler, Hyatt, Jack-In-The-Box, Just Salad, Kerry Foods, McDonald's, Panda Express, Starbucks.

Served as **The Culinary Edge's Marketing Director**

- Developed yearly marketing roadmap and budget; launched campaigns across website and social; launched new website in 2017; oversaw conference attendance and presentations including: **SXSW, LX Conference, and SUMMIT LA.**

Served as **The Culinary Edge's strategy internship manager**

- Screened, hired, trained, and managed bi-yearly strategy interns for the company.

strategist

THE CULINARY EDGE, SAN FRANCISCO, CA

Developed creative and strategic content for client deliverables, including brand DNA, competitive benchmarking, positioning opportunities, menu optimization tactics, food tours, culinary operations assessments, and guest experience touch points.

- Courtyard by Marriott - Developed The Bistro's new brand positioning and strategy for 40+ menu items that launched systemwide in 900+ hotels in 2018.

- [Leading 1000+ unit bakery-cafe chain] - Supported the strategy for 4 new products targeted at an emerging audience segment and supported the GTM strategies for a 2016 launch across 2100 stores; one product grossed yearly sales of $75MM+

- Starbird Chicken - Participated in the positioning and launch for the nation's first "super premium fast food" brand that secured $5M+ in initial funding and grew to 5 locations, including Levi's Stadium and SFO T1, in <24 months. Awarded 2017 Breakout Brand (NRN); 40 Under 40 Hottest Startups (QSR Mag). Check out @starbirdchicken.

Operations Assistant

HomeJoy (acquired by Google), San Francisco, CA

Oversaw customer service management, operations, and billing/payments for expanding Homejoy into new vertical service offerings, including handyman, carpet cleaning, and laundry pick-up/delivery.

Managed technician hiring, training, and satisfaction across multiple markets.

- Drove department's NPS from 33% to over 70% through analytics from Zendesk.

Key Person	Dimitri Tishlias
Position with the Company Title First Year	 Co-Founder 2019
Other business experience (last three years)	EAT NO EVIL • Lead a boutique consulting firm bringing new food brands and products to market • Clients include Starbucks, Everytable, Lawry's The Prime Rib, Grupo Affal Mexico XENIA / FOUNDING PARTNER LOS ANGELES— 2019 – Present • Concepted, developed, fundraised, operated, and launched a unique scale-able concept LEAD R&D CHEF THE CULINARY EDGE, SAN FRANCISCO — 2015 – 2019 • Developed product innovation deliverables for national, global, and start-up clients including vision & goal alignment, research & ideation, prototyping, menus, LTO's, formulations, cost engineering, sourcing, and market launch. • Work alongside co-packers bringing R&D formulas to large scale

circulation

- Lead In-House R&D teams through collaborative working sessions

- Responsible for launch calendar and tracking projects

- End-to-end product innovation– from identification of consumer needs, development and commercialization of solutions that solve those

  problems.

- Link overarching business strategies and initiatives to a long-term food product pipeline

- Designed products for national and global scale both CPG and business to business

CASE STUDIES

- - **Starbucks** (2015-2019): Worked on strategy, product development and concept execution on the portfolio of brands including core stores,

  Roastery and Reserve. On development team for successful launches including Evenings and Mercato. Identification of new potential line-

  extension capabilities with existing co-pack relations to inform R+D

- - **Kerry Foodservice** Supported Kerry's customer relationships and communications through strategic planning sessions, written

  communication support, collaborative customer engagements, lead generation and product development.

- - **Starbird Chicken** - Participated in the positioning and launch for the nation's first "super-premium fast food" brand that secured $5M+ in

initial funding and grew to 5 locations, including Levi's Stadium and SFO T1, in <24 months. Awarded 2017 Breakout Brand (NRN); 40 Under

40 Hottest Startups (QSR Mag

- **NOTABLE CLIENTS**, Kerry Foods, Sweetgreen, Marriot Hotels, Disney World, Pei Wei, Mary's Gone Crackers, Five Suns Foods, Lamb Weston,

  Jack In The Box, Apio, Just Salad, Melt Shop, Rich's Foods

CHEF BACKGROUND

CHEF de TOURNANT - SEPTIME, PARIS: 2014 - 2015
CHEF de TOURNANT - HIBISCUS, LONDON: 2014 – 2015
EXECUTIVE SOUS CHEF - MICHAEL MINA, SAN FRANCISCO: 2012 – 2014
SOUS CHEF- MICHAEL MINA: BOURBON STEAK, WASHINGTON D.C.: 2011-2012 CHEF de PARTIE - GRAMERCY TAVERN, NEW YORK CITY: 2010 - 2011

EDUCATION
BA, CULINARY ENTREPRENEURSHIP
CULINARY INSTITUTE OF AMERICA, HYDE PARK NEW YORK, 2010 IDEOU ADVANCED DESIGN THINKING 2018

SKILLS
Teamwork, Human Centered Design, Product Innovation, Product Commercialization, Menu Innovation, Concept Development, Culinary R&D, Cost Engineering, Sourcing, Restaurant Management & Operations, Kitchen Design, MS Word, MS Excel, Keynote, InDesign

REFERENCES
Luigi Bonini – Starbucks Senior

	Vice President Innovation & Product Development – lbonini@starbucks.com
	Adam Schrier - Vice President - Food Service at DöhlerGroup - Adam.Schreier@doehler.com

Key Person	Zachary Herlich
Position with the Company	
Title	Co-Founder
First Year	2019
Other business experience (last three years)	**Professional Profile** Experienced and dynamic chef with a multi-faceted background in Food & Beverage operations. **Education:** Johnson & Wales University — Denver, CO — Bachelor of Science, Culinary Nutrition — *Degree, Summa cum Laude, 2015* — *Concentrations: Food Science, Clinical Dietetics* — Johnson & Wales University — Charlotte, NC — Associate in Science, Culinary Arts — *Degree, Summa cum Laude, 2012* **Skills:** • Recipe development and optimization • Menu Strategy/POV • Kitchen workflow/thru-put optimization • Product Sourcing/Vendor Relationship Building • P&L Management • Excellent communicator and collaborator • Proficient in both MAC & PC programs including Microsoft Office (Excel, Word, PowerPoint) • Certifications: NRA ServSafe Sanitation, NRA ServSafe Alcohol **Work Experience:** **Culinary Director** 2020 – present **XENiA & Eat No Evil** Los Angeles, CA • **Oversees all culinary operations for XENiA & ENE including but not limited to:** ○ recipe development ○ kitchen design ○ product procurement ○ staff training **Personal Chef** 2019 – 2020 **Private** Los Angeles, CA • Chef for HNW family of 5 (2 adults, 3 children) on large estate. Catered to various dietary restrictions and eating habits. • Responsible for planning, managing and execution of best in class in-home food and beverage service • Managed support staff and was in charge of purchasing all food and beverage for the estate **Research and Development Chef** 2015 – 2019 **The Culinary Edge** San Francisco, CA • The Culinary Edge is a consulting firm that develops creative culinary and operational solutions. Our clients range from leading multi-unit restaurant chains to entrepreneurial food industry start-ups. • Developed recipes and menus for large, multi-unit operations • Executed internal & client tastings • Developed & launched new concepts and conducted training of new staff • Produced best-in-class documentation of recipes and operating materials • Developed and maintained relationships with vendors and food manufacturers • Managed test kitchen and support staff **Chef de Partie**: 2013 **DiverXo**, Madrid, Spain **Development Chef & Chef de Tournant**: 2011 - 2013 **Stars Restaurant**, Charleston, SC **Chef de Partie**: 2011 **Husk**, Charleston, SC

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Louis Maskin	33%
Dimitri Tishlias	33%
Zachary Herlich	33%

(D) The Company's Business and Business Plan

Chasing a dream during a pandemic was never the plan, but XENiA is here and ready to take LA by storm. After hustling for over a year in the LA pop-up restaurant scene, testing and evolving the concept, XENiA is taking the next step.

XENiA, Greek for hospitality, is a Modern Mediterranean Grill serving craveable plates, sandwiches, and salads. We feature grilled-to-order proteins, local & seasonal vegetables, and house-made sauces & marinades. By leveraging new technology and ghost kitchens, XENiA is on a mission to create a delicious, value-driven delivery experience.

XENiA is redefining the at-home dining experience, capitalizing on the booming food delivery market. With this as XENiA's focus, we are building our first kitchen as a ghost kitchen. These kitchens prepare food only for pick-up & delivery with no storefront, reservations, seats or tables, nor servers. XENiA is partnering with an experienced ghost kitchen provider that supplies the ideal kitchen facility, location, and guest demographics.

Launching XENiA as a ghost kitchen will allow us to focus on:

- Speed - Fast to open, fast to adapt

- Profit - Low rent, minimal staff, and fewer operating expenses

- Scaleability - Resilient, focused, and flexible model with rapid growth potential

We'd love your investment to help open XENiA in January 2022!

The Team

Dimitri Tishlias, Operations & Management

Chef. Proud Greek. Texan.

Dimitri's culinary curiosity began at a young age, from his unique paternal Greek and maternal New Orleans families, and their love for quality ingredients and culinary tradition. This love and passion for food inspired Dimitri to attend The Culinary Institute of America. After graduating at 20 years old with a BA in Culinary Entrepreneurship, Dimitri continued to master his culinary creativity and leadership skills under the mentorship of Chefs Michael Mina and Chris L'hommedieu.

Dimitri further refined his culinary techniques over the next five years at Gramercy Tavern (New York), Septime (Paris), and Hibiscus (London) before moving to San Francisco in 2015. There he pushed himself beyond restaurant kitchens, taking the role of Director of R+D for The Culinary Edge, a consulting firm in San Francisco that creates brand, menu, and operational solutions for leading restaurant and food brands. He spent the next four years learning the depth and breadth of the food industry and how to blend his creativity with business strategy, helping lead businesses to launch successful food campaigns and concepts in the US and internationally.

Dimitri is currently Managing Director of Eat No Evil, while also moonlighting as Christina Aguilera's private chef.

Louis Maskin, Marketing & Strategy

Baker. Yogi. LA native.

Louis was born and raised in Pasadena, CA. He graduated from the University of Southern California, majoring in Business Administration and minoring in Psychology.

Louis' mother feared that he'd end up just as helpless in the kitchen as his father and got him to cook with her from an early age. These formative experiences ignited a life-long passion and curiosity for all things food. Louis always knew that he wanted to work in the hospitality industry but was unsure how to leverage his business acumen until he found The Culinary Edge.

While working there, Louis climbed the ladder from Strategy Intern to Marketing Director. He developed creative solutions and strategic initiatives for some of the worlds leading hospitality brands, presented at innovation conferences, and launched hundreds of menu items across the country.

Zachary Herlich, Operations & Management

Zach Herlich is a chef and entrepreneur with over ten years of experience in the restaurant industry. Originally from Richmond, Virginia, Zach has worked in some top restaurants in the U.S and abroad. After graduating from Johnson & Wales with a degree in Culinary Arts, Zach spent time working in Charleston, SC, at acclaimed restaurants Husk and Star's. He then traveled abroad to Spain, where he studied its rich food culture while working brief stints at several Michelin-starred restaurants.

Zach returned to the states, earning a Bachelor's degree in Nutrition from Johnson & Wales University in Denver. After graduating Summa Cum Laude, he moved to San Francisco to work for The Culinary Edge, a food and beverage innovation agency. Zach worked as a Research & Development Chef at TCE, bringing new ideas to life in the kitchen and developing strategic solutions to improve clients' operations. He was also responsible for developing and launching several new food and beverage concepts, overseeing menu development, product procurement, kitchen design, and staff training.

Zach currently serves as Culinary Director for Eat No Evil and Xenia All Day. He is learning how to help...best adapt to the ever-changing circumstances and challenges that restaurants face.

Team Experience

We are a team of culinary professionals with 25+ years of first-hand experience working with some of the biggest names in food. We have expertise in:

- Management - We have operated concepts ranging from quick service to fine dining.
- Concept Creation - We have conceptualized new brands, developed their recipes and brought to market numerous concepts.
- Consulting - We met in San Francisco while working at The Culinary Edge, the industry's leading culinary innovation agency, where we revitalized legacy brands, grew global franchises, streamlined restaurant operations, and pushed existing brands in new directions.

The Menu

We thoughtfully designed Xenia's menu to provide the best delivery eating experience.

- Chef-Driven & Delicious — XENiA uses grilled-to-order proteins, house-made sauces, marinades, & pickles, and a rotating selection of locally sourced veggies to create bold and craveable Mediterranean flavors.
- Fast & Accurate — Our focused menu minimizes operational complexity while maximizing throughput, getting XENiA to our guests quickly and accurately.
- Flexible & Any Day — XENiA is the perfect choice for an easy family dinner, a crowd-pleasing lunch at the office, or a healthy weeknight meal for one. With many items accommodating

dietary preferences, XENiA is for everyone.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$150,000
Offering Deadline	December 17, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Corporate Start-Up Costs	$15,000	$19,000
Leasehold Improvements	$2,000	$2,000
Restaurant Equipment and Smallwares	$13,000	$25,500
Opening Expenses	$59,500	$59,500
Marketing	$26,500	$85,000
Working Capital	$25,000	$44,000
Mainvest Compensation	$9,000	$15,000
TOTAL	$150,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 4.2%[2]
Payment Deadline	2031-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	 1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.73%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 4.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$150,000	2.5%
$175,000	2.9%
$200,000	3.4%
$225,000	3.8%
$250,000	4.2%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Louis Maskin	33%
Dimitri Tishlias	33%
Zachary Herlich	33%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of XENiA's fundraising. However, XENiA may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,108,384	$1,400,833	$1,451,259	$1,482,186	$1,503,701
Cost of Goods Sold	$330,578	$420,505	$435,611	$444,927	$451,385
Gross Profit	$777,806	$980,328	$1,015,648	$1,037,259	$1,052,316
EXPENSES					
Operating Expenses	$753,124	$861,719	$877,012	$886,185	$892,655
Operating Profit	$24,682	$118,609	$138,636	$151,074	$159,661

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY

COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$1,747.83	$0
Cash & Cash Equivalents	$1,824.16	$0
Accounts Receivable	$0	$0
Short-term Debt	$3,955.82	$0
Long-term Debt	$0	$0
Revenues/Sales	$17,114.00	$0
Cost of Goods Sold	$10,918.00	$0
Taxes Paid	$0	$0
Net Income	$-1,372.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V